November 12, 2004

Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549

                  PACEL CORPORATION
                  FILE NO. 001-15647

Ladies & Gentlemen:

         We have enclosed five (5) copies of the Preliminary Information Statement filed pursuant to Rule 14c-5. Please direct any comments to this office.

                                                 Very truly yours,


                                                Robert C. Laskowski

/rcl
enclosures